Exhibit 1

July 14, 2009

Mr. James C. Barrus, Jr., CEO
Plantation Timber, Ltd.
4137 S. Lone Tree Lane
Taylorsville, Utah 84119

Dear Mr. Barrus,

This will confirm the receipt of your deposit of shares of National Gold, Inc., a Utah corporation, and an operating division of Plantation Timber, Ltd, a Belize corporation.

We received 500 million shares of Common Capital Stock of National Gold, Inc. Said shares having a par value of One-Tenth of a Cent ($0.001) per share, and 500 million shares of Common Stock having a par value equivalent to One Ounce of unrefined concentrate as of the date of issue and redeemable in the form of One Ounce of pure gold after 180 from the date of issue.

We appreciate this opportunity to be of service to you.

Sincerely,
/s/ Leonard F. Hays
Leonard F. Hays
President

First Fidelity USA (a Bancorporation) 3780 S. Market Street NE, Suite 485, Salem, Oregon 97301  (877) 890-0029  www.1stfidelityusa.com